Filed by Herman Miller, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Knoll, Inc.
Registration No.: 333-256401
Date: June 30, 2021

[The following are excerpts of a transcript of Herman Miller, Inc.’s earnings call on its fourth quarter fiscal 2021 results.]

Company Participants

Kevin Veltman - Vice President of Investor Relations and Treasurer

Andrea Owen - President and Chief Executive Officer

Jeffrey Stutz - Chief Financial Officer

John Michael - President of North America Contract

Debbie Propst - President of Retail

Jeremy Hocking - President Herman Miller International

Conference Call Participants

Greg Burns - Sidoti & Company

Steven Ramsey - Thompson Research Group

Reuben Garner - The Benchmark Company

Alex Fuhrman - Craig-Hallum Capital Group

Rudy Yang - Berenberg Capital Markets

[…]

Kevin Veltman

Good morning. Joining me today on our fourth quarter earnings call are Andi Owen, President and Chief Executive Officer; Jeff Stutz, Chief Financial Officer; John Michael, President of North America Contract; Debbie Propst, President of Herman Miller Retail; and Jeremy Hocking, President of international contracts.

We have posted yesterday’s press release on our Investor Relations website at hermanmiller.com. Wherever any figures are presented on a non-GAAP basis, we have reconciled the GAAP and non-GAAP amounts within that press release.

Before I turn it over to Andi for a brief overview of the quarter, I would like to remind everyone that this call will include forward-looking statements. For information on factors that could cause actual results to differ materially from these forward-looking statements, please refer to the earnings press release as well as our annual and quarterly SEC filings. Any forward-looking statements that we make today are based on assumptions as of this date, and we undertake no obligation to update these statements as a result of new information or future events.

At the conclusion of our prepared remarks, we will have a Q&A session. Today’s call is scheduled for 60 minutes.

With that, I’ll turn the call over to Andi.

Andrea Owen

[…]

Looking to the future, we’re very pleased with the progress we’re making towards finalizing our agreements to acquire Knoll, and we expect the deal will close within one week of the scheduled July 13 shareholder meeting, assuming of course, we receive both Herman Miller and Knoll shareholder approvals at those meetings.

In anticipation of deal close, the integration planning teams are preparing our day one readiness plan, designing organizational structures and operating processes, and creating detailed synergy plans for their respective areas.

Our goal is to bring the best of both companies together as we unite to create our new combined organization. We expect the integration process will be seamless for all our stakeholders.

As the preeminent leader in modern design, the combined Herman Miller and Knoll will be at the forefront of transforming our industry during this period of unprecedented disruption. We’ll be placed to serve our customers everywhere with a broad portfolio of design-driven brands and products, advanced technologies and digital capabilities and a deep bench of talent. Together, we’ll continue to drive sustainable design innovation for years to come.

I have to say that none of this would be possible without the incredible people who make up the Herman Miller community. And I’m so grateful for their efforts this past year. I’ll close with a huge thank you to our teams around the world who continue to power our transformation and who’ve helped make 2021 one for the record books despite many obstacles. We have a very bright future. And it’s an exciting time to be part of our organization.

[…]

Question-and-Answer Session

[…]

Steven Ramsey

Last one for me. As you think about the office look and feel post pandemic, what you see in your order book and backlogs and conversations, does that look much different than the pre-pandemic office?

Jeremy Hocking

This is Jeremy. Let me just add some color from an international perspective. I’d say a couple of things here. One is, as someone said, some large users are talking about the need for less office space going forward because more people are working from home. But what we’ve been finding is that maybe the 90% of space that will be less – most all of it may not be quite fit for purpose. So, all of it needs to be dealt with. And we are well placed with all of the investment we’ve made in research and insight to have those conversations with customers around the world.

And there’s another piece that I think that’s particularly interesting developments in recent years. As we’ve acquired more companies, and as we’re on the brink of acquiring another large one, we bring more global industrial design talent into the stable. These are people who are well versed in the needs of global market and are bringing to market products like OE1 which has just launched to rave reviews. It’s a British industrial design firm, tremendous credentials. And we’re excited about the impact that’s having as we preview that product line because it looks just like it was designed for this time, which it was. And that comes to market now. And so, we think we’re extremely well placed to take advantage of the conversations that our customers are having as they scramble in these coming months to return [Technical Difficulty].

[…]

[The following are excerpts of a press release of Herman Miller, Inc. on its fourth quarter fiscal 2021 results.]

Knoll Update

In April, we announced that we entered into a definitive agreement with Knoll, under which Herman Miller will acquire Knoll in a cash and stock transaction valued at $1.8 billion. The transaction, which was approved by the Boards of Directors of both companies, is expected to close within one week from the date of the shareholder special meetings on July 13, 2021, pending Herman Miller and Knoll shareholder approvals and satisfaction of customary closing conditions. On June 2, 2021, the statutory waiting period for the proposed transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired.

This combination brings together two pioneering and iconic brands to create the preeminent leader in modern design, transforming our industry during a period of unprecedented disruption. With a broader portfolio, global footprint, and advanced digital capabilities, our combined company will be poised to meet our customers everywhere life happens.

Together, we will have increased reach and the ability to better serve our global customer bases through our well-established distribution channels across the contract furnishings sector, residential trade segment, and retail audience. We will scale our investments in new and expanded digital capabilities to further accelerate our digital and technology transformation. Combining with Knoll will also create exciting new career opportunities for our people around the world, furthering our commitment to becoming a world-class global employer.

In anticipation of deal close, we are advancing robust integration planning efforts. In addition to establishing an integration management office, we have identified the commercial, manufacturing/operations, and functional integration planning teams that will be responsible for ensuring Day One readiness, designing organizational structures and operating processes, and creating detailed synergy plans for their respective areas. Until the transaction closes, Herman Miller and Knoll remain separate, independent companies. Post-close, these teams will be responsible for the implementation of these work plans.

Our goal is to bring the best of both companies together as we unite to create our new combined organization. With that guiding principle, teams at Herman Miller and Knoll are working closely to ensure the integration will be a seamless process for our people, our partners, and our customers.

Additional information on the transaction and related materials can be found on our transaction website. (see www.NewLeaderInModernDesign.com).

[…]

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Herman Miller, Inc.  (the “Company”) and Knoll, Inc. (“Knoll”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.  It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Knoll’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the risk that the anticipated benefits of the merger with Knoll will not be realized on the anticipated timing or at all; the risk that the conditions to closing of the merger will not be satisfied on the anticipated timing or at all; risks arising from litigation relating to the merger; risks related to the additional debt incurred in connection with the merger; the Company’s ability to comply with its debt covenants and obligations; the risk that the anticipated benefits of the merger will be more costly to realize than expected; the effect of the announcement of the merger on the ability of the Company or Knoll to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Knoll does business, or on the Company’s or Knoll’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of the Company to successfully integrate Knoll’s operations; the ability of the Company to implement its plans, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and definitive joint proxy statement/prospectus that were filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction.  While the risks presented here, and those presented in the registration statement and definitive joint proxy statement/prospectus, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Knoll’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Knoll’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Knoll undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, the Company filed with the SEC a registration statement on Form S-4 on May 24, 2021 (as amended on June 9, 2021) that includes a joint proxy statement of the Company and Knoll and that also constitutes a prospectus of the Company.  On June 11, 2021, the registration statement was declared effective by the SEC and the Company and Knoll each filed the definitive joint proxy statement/prospectus in connection with the proposed transaction with the SEC. The Company and Knoll commenced mailing the definitive joint proxy statement/prospectus to stockholders of Knoll and shareholders of the Company on or about June 11, 2021.  Each of the Company and Knoll intends to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that the Company or Knoll may file with the SEC.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY  IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders are able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and all other documents containing important information about the Company, Knoll and the proposed transaction, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by the Company may be obtained free of charge on the Company’s website at https://investors.hermanmiller.com/sec-filings or by contacting the Company’s Investor Relations department at investor@hermanmiller.com.  Copies of the documents filed with the SEC by Knoll may be obtained free of charge on Knoll’s website at https://knoll.gcs-web.com/sec-filings or by contacting Knoll’s Investor Relations department at Investor_Relations@knoll.com.

Participants in the Solicitation

The Company, Knoll and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 Annual Meeting of Shareholders, which was filed with the SEC on September 1, 2020, and the Company’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by the Company with the SEC on July 17, 2020.  Information about the directors and executive officers of Knoll, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Knoll’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and Knoll’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021.  Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available.  Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions.  You may obtain free copies of these documents from the Company or Knoll using the sources indicated above.